Exhibit 99.1

STMicroelectronics and GlobalFoundries to advance FD-SOI ecosystem with new 300mm manufacturing facility in France

•	New jointly-operated, high-volume manufacturing facility to support European and global customers’ demand as the world transitions to digitalization and decarbonization

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New facility to support a broad range of technologies including GF’s market leading FDX™ technology and ST’s comprehensive technology roadmap down to 18nm for automotive, industrial, IoT and communications infrastructure applications

•	Projected multi-billion euro collaborative investment that includes significant financial support from the State of France

Crolles (France), July 11, 2022 – STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, and GlobalFoundries Inc. (Nasdaq: GFS), a global leader in feature-rich semiconductor manufacturing, today announced they have signed a Memorandum of Understanding to create a new, jointly-operated 300mm semiconductor manufacturing facility adjacent to ST’s existing 300mm facility in Crolles, France. This facility is targeted to ramp at full capacity by 2026, with up to 620,000 300mm wafer per year production at full build-out (~42% ST and ~58% GF).

ST and GF are committed to building capacity for their European and global customer base. This new facility will support several technologies, in particular FD-SOI-based technologies, and will cover multiple variants. This includes GF’s market leading FDX technology and ST’s comprehensive technology roadmap down to 18nm, which are expected to remain in high demand for Automotive, IoT, and Mobile applications for the next few decades.

FD-SOI technology has origins in the Grenoble (France) area. It has been part of ST technology and product roadmap in its Crolles facility since the early beginnings, and it was later enabled with differentiation and commercialized for manufacturing at GF’s Dresden facility. FD-SOI offers substantial benefits for designers and customers, including ultra-low power consumption as well as easier integration of additional features such as RF connectivity, mmWave and security.

ST and GF will receive significant financial support from the State of France for the new facility. This facility will strongly contribute to the objectives of the European Chips Act, including the goal of Europe reaching 20% of worldwide semiconductor production by 2030. In addition to the sizeable, multi-year investment in advanced semiconductor manufacturing in Europe, it will support the leadership and resilience of the European technology ecosystems, from R&D (with the recently announced cooperation on R&D among ST, GF, CEA-Leti and Soitec) to large-volume manufacturing, and support European and global customers with additional capacity in complex, advanced technologies for key end-markets including automotive, industrial, IoT, and communication infrastructure. The new manufacturing facility will be a substantial contributor to global digital and green transformations—delivering key enabling technologies and products. It will generate additional employment at the ST Crolles site (approximately 1,000 additional staff for the new manufacturing facility) and across its ecosystem of partners, suppliers and stakeholders.

By working together, ST and GF will leverage the economies of scale at the Crolles site as they accelerate semiconductor capacity the world needs with high capital efficiency.

“This new manufacturing facility will support our $20 billion+ revenue ambition. Working with GF will allow us to go faster, lower the risk thresholds, and reinforce the European FD-SOI ecosystem. We will have more capacity to support our European and global customers as they transition to digitalization and decarbonization” said Jean-Marc Chery, President and CEO of STMicroelectronics. “ST is transforming its manufacturing base. We already have a unique position in our 300mm wafer fab in Crolles, France which will be further strengthened by today’s announcement. We continue to invest into our new 300mm wafer fab in Agrate (near Milan, Italy), ramping up in H1 2023 with an expected full saturation by end 2025, as well as in our vertically integrated silicon carbide and gallium nitride manufacturing.”

“Our customers are seeking broad access to 22FDX® capacity for auto and industrial applications. The new facility will include GF dedicated foundry capacity for our customers offering GF’s unique innovation and will be managed by GF personnel onsite. This jointly operated, new manufacturing capacity expansion leverages ST’s Crolles existing facility infrastructure enabling GF to accelerate our growth while benefiting from economies of scale to deliver additional capacity in a highly capital efficient manner on our differentiated 22FDX platform, that has shipped more than one billion chips. With today’s announcement, we are expanding GF’s presence within Europe’s dynamic technology ecosystem and reinforcing our position as the leading semiconductor foundry in Europe,” said Dr. Thomas Caulfield, CEO GF. “Our global footprint enables GF to not only meet our customers capacity needs but also provides them supply chain security. The partnership investment with the French government, along with our long-term customer agreements, creates the right economic model for GF’s investment.”

Additional information for GF investors is available at investors.gf.com.

The project is subject to the execution of definitive agreements and various regulatory approvals, including from the European Commission’s DG Competition, and to the completion of the consultation with ST’s French Works Council.

Forward-looking Information (ST)

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;

•	uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact production capacity and end-market demand for our products;

•	customer demand that differs from projections;

•	the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;

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changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macroeconomic or regional events, military conflicts, (including the military conflict between Russia and the Ukraine), social unrest, labor actions, or terrorist activities;

•	unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;

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legal, political and economic uncertainty surrounding Brexit may be a continued source of instability in international markets and currency exchange rate volatility and may adversely affect business activity, political stability and economic conditions and while we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;

•	the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third party manufacturing providers;

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availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);

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the functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

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theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global and local privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”);

•	the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

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changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

•	product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;

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natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics such as the COVID-19 pandemic in locations where we, our customers or our suppliers operate;

•	increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our commitment to be carbon neutral by 2027;

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potential loss of key employees and potential inability to recruit and retain qualified employees as a result of the COVID-19 pandemic, remote-working arrangements and the corresponding limitation on social and professional interaction;

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the duration and the severity of the global outbreak of COVID-19 may continue to negatively impact the global economy in a significant manner for an extended period of time, and could also materially adversely affect our business and operating results;

•	industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and

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the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risks are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2021 as filed with the SEC on February 24, 2022. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other risks or uncertainties listed under “Item 3. Key Information — Risk Factors” from time to time in our Securities and Exchange Commission filings, could have a material adverse effect on our business and/or financial condition.

Forward-looking information (GF)

This news release may contain forward-looking statements, which involve risks and uncertainties. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. GF undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless require by law.

About STMicroelectronics

At ST, we are 48,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and connectivity. ST is committed to becoming carbon neutral by 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41.22.929.58.12

Celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33.6.59.16.79.08

alexis.breton@st.com

About GF

GlobalFoundries (GF) is one of the world’s leading semiconductor manufacturers. GF is redefining innovation and semiconductor manufacturing by developing and delivering feature-rich process technology solutions that provide leadership performance in pervasive high growth markets. GF offers a unique mix of design, development and fabrication services. With a talented and diverse workforce and an at-scale manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted technology source to its worldwide customers. For more information, visit www.gf.com.

Contact:

Media:

Laurie Kelly

GlobalFoundries

+1 518 265 4580

Laurie.kelly@gf.com

Investor Relations:

ir@gf.com